AGCO Corporation 4205 River Green Parkway Duluth, GA USA 30096-2568 www.agcocorp.com Telephone 770.813.9200

FOR IMMEDIATE RELEASE
Thursday, June 23, 2005

CONTACT:	Andrew H. Beck
Senior Vice President and Chief Financial Officer
(770) 813-6083

AGCO ANNOUNCES EXTENSION OF EXCHANGE OFFER

DULUTH, GA — June 23, 2005 — AGCO Corporation (NYSE:AG), a global manufacturer and distributor of agricultural equipment, announced today that it has extended its offer to holders of its $201,250,000 aggregate principal amount of 1 3/4% Convertible Senior Subordinated Notes due 2033 (CUSIP Nos. 001084AJ1 and US001084AH57) (the “Old Notes”) to exchange an equivalent principal amount of its 1 3/4% Convertible Senior Subordinated Notes, Series B, due 2033 (the “New Notes”). The New Notes provide for (i) the settlement upon conversion in cash up to the principal amount of the converted New Notes with any excess conversion value settled in shares of AGCO common stock, and (ii) the conversion rate to be increased under certain circumstances if the New Notes are converted in connection with certain change of control transactions occurring prior to December 10, 2010, and otherwise are substantially the same as the Old Notes.

The expiration date for the exchange offer has been extended from 5:00 p.m., New York City time, on Thursday, June 23, 2005 to midnight, New York City time, on Wednesday, June 29, 2005. Except for the extension of the expiration date, all other terms and conditions of the exchange offer remain as set forth in the exchange offer prospectus previously furnished to holders of the Old Notes.

To date, an aggregate of approximately $201,230,000 of Old Notes have been tendered for exchange.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (“SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

You are urged to read the prospectus and related materials, which have been filed as part of the registration statement, and our tender offer statement on Schedule TO because they contain important information. You may obtain a copy of these documents for free at the SEC’s website at http://www.sec.gov. A copy of the written prospectus and other materials relating to the exchange offer also can be obtained for free from the information agent, Morrow & Co., Inc., 445 Park Avenue, New York, New York 10022, Phone: 1-800-654-2468, or from Morgan

Stanley, 1585 Broadway, New York, New York 10036, Attention: Arthur Rubin, Phone: 1-800-624-1808.

AGCO Corporation, headquartered in Duluth, Georgia, is a global manufacturer and distributor of agricultural equipment and related replacement parts. AGCO products are distributed in more than 140 countries. AGCO offers a full product line including tractors, combines, hay tools, sprayers, forage, tillage equipment and implements through more than 3,900 independent dealers and distributors around the world. AGCO products are distributed under the various well-known brand names AGCO®, Challenger®, Fendt®, Gleaner®, Hesston®, Massey Ferguson®, New Idea®, RoGator®, Spra-Coupe®, Sunflower®, TerraGator®, Valtra®, and White™ Planters. AGCO provides retail financing through AGCO Finance in North America and through Agricredit in Australia, the United Kingdom, France, Germany, Ireland, and Brazil. In 2004, AGCO had net sales of $5.3 billion.

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